UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: October 23, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group® Provides Update on Flood Damage at its

Columbia, South Carolina Facility

MONTREAL, QUEBEC and SARASOTA, FLORIDA – October 23, 2015 – Intertape Polymer Group Inc. (TSX: ITP) (“IPG®” or the “Company”) today provides an update on the situation at the Columbia, South Carolina facility following a press release issued on October 6, 2015.

The damages at the Columbia facility resulting from the flood are unfortunately considerable resulting in the facility being shutdown permanently, which is prior to the previously announced timeline of the end of the second quarter of 2016. Production of duct tape at the new Blythewood, South Carolina facility was not affected by the flooding and was only shut down for two days in order to ensure it was safe for employees to return to work.

The Company, along with its insurers and advisors, continues to assess the damage. The Company believes that it has sufficient property and business interruption insurance coverage, and expects that the losses will be substantially covered by those insurance policies.

The shutdown of the Columbia facility has impacted the production of several masking tape and stencil products that represent approximately $55 million of total annualized sales. The Company is taking all reasonable measures to ensure that customers’ needs are met.

Production of masking tape and stencil is being relocated to other IPG facilities such as the Marysville, Michigan and Blythewood facilities. Any masking tape production temporarily moved to the Marysville facility would subsequently be transferred to Blythewood. The transfer of masking tape production to the new Blythewood facility represents an acceleration of the previously announced schedule of the end of the second quarter of 2016. As such, the Company expects that it will incur additional costs relating to operating inefficiencies in the start-up phase of the masking tape production. It is expected that these additional costs will be covered by existing insurance policies, but until these losses are experienced and insurance claims are accepted, the Company’s guidance for cost savings from the South Carolina Project remains unchanged.

As there are no longer two plants running in South Carolina as of October 4, 2015, the Company will not incur South Carolina Duplicate Overhead Costs any time after that date. These costs were previously estimated at approximately $1 million per quarter.

“Trial manufacturing tests on masking tape are currently being conducted which will enable us to better determine the timeline of the completion of the production transfer. However, we expect that we will be producing masking tape in Blythewood significantly earlier than previously announced,” said Greg Yull, President and CEO. “With regards to duct tape production in Blythewood, we are pleased with the progress achieved since the last announcement as we have realized a significant improvement in manufacturing cost efficiencies as expected. This achievement gives us more confidence that we can achieve the same success with the masking tape production transfer as well.”

About Intertape Polymer Group

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,950 employees with operations in 16 locations, including 11 manufacturing facilities in North America and one in Europe.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the timing of the assessment of the loss at the Columbia facility, the expectation that the damages to the Columbia facility and the business interruption losses will be substantially covered by the Company’s insurance policies, the inability to fully service the Company’s masking tape customers for some period of time, the Company’s intention to not reopen its Columbia facility, the relocation of the Company’s production of masking tape and stencil, the Company no longer incurring Duplicate Overhead Costs, the Company incurring additional costs in the start-up of masking tape production at the new Blythewood facility, the Company’s expectation that these additional costs would be covered by existing insurance policies, and the start-up of masking tape production at the new Blythewood facility occurring earlier than expected, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the actions of the Company and its advisors to assess its losses; the Company’s insurance policies and coverage; the Company’s operations and conduct of its business in serving its customers; customer demand; the Company’s strategies; the timing of the Company’s transition of certain production lines and start-up of new facilities; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial

Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

For information about IPG, visit www.itape.com

For further information please contact:

MaisonBrison Communications

Pierre Boucher

514-731-0000